Exhibit 99.2

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA COMMUNICATIONS LIMITED

1.	We have reviewed the accompanying Statement of Standalone Unaudited Financial Results of TATA COMMUNICATIONS LIMITED (“the Company”) for the Quarter and half year ended September 30, 2013 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 4 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.	Based on our review conducted as stated above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards notified under the Companies Act, 1956 (which continue to be applicable in respect of Section 133 of the Companies Act, 2013 in terms of General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs) and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the Stock Exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to investor complaints disclosed in Part II - Select Information for the Quarter and half year ended September 30, 2013 of the Statement, from the details furnished by the Registrars.

For S. B. BILLIMORIA & CO.

Chartered Accountants

(Firm Registration No. 101496W)

R. A. Banga Partner (Membership No. 037915)

MUMBAI, October 29, 2013

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA COMMUNICATIONS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA COMMUNICATIONS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit of its associate for the quarter and half year ended September 30, 2013 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 7 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	The Statement includes the results of the entities as given in the Annexure to this report

4.	We did not review the interim financial results of one subsidiary included in the consolidated financial results, whose interim financial results reflect total assets of Rs. 280,298 lacs as at September 30, 2013, total revenues of Rs. 53,194 lacs and Rs. 100,933 lacs for the quarter and half year ended September 30, 2013 respectively, and total profit / (loss) after tax of Rs.(279) lacs and Rs. 52 lacs for the quarter and half year ended September 30, 2013 respectively, as considered in the consolidated financial results. These interim financial results has been reviewed by other auditor whose report has been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of this subsidiary is based solely on the reports of the other auditor.

5.	The consolidated financial results includes the interim financial information of four subsidiaries and one jointly controlled entity which have not been reviewed by their auditors, whose interim financial information reflect total assets of Rs. 28,089 lacs as at September 30, 2013, total revenue of Rs. 1,615 lacs and Rs. 3,594 lacs for the quarter and half year ended September 30, 2013 respectively, and total (loss) after tax of Rs. (457) lacs and Rs. (72) lacs for the quarter and half year ended September 30, 2013 respectively, as considered in the consolidated financial results. These interim financial information have been certified by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiariesand jointly controlled entity, is based solely on such management certified interim financial information. Any adjustment to these interim financial information could have consequential effects on the attached Statement. However, the size of the entities in the context of the Group is not material. Our report is not qualified in respect of this matter.

6.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 4 above and based on the consideration of the management certified interim financial information referred to in paragraph 5 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards notified under the Companies Act, 1956 (which continue to be applicable in respect of Section 133 of the Companies Act, 2013 in terms of General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs) and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the Stock Exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

7,	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to investor complaints disclosed in Part II - Select Information for the quarter and half year ended September 30, 2013 of the Statement, from the details furnished by the Registrars.

For S. B. BILLIMORIA & CO.

Chartered Accountants

(Firm Registration No.l01496W)

R. A. Banga
Partner
MUMBAI, October 29, 2013	(Membership No. 037915)

ANNEXURE TO AUDITOR’S REPORT

List of Subsidiaries:

1	Tata Communications International Pte Ltd
2	Tata Communications Transformations Services Limited
3	Tata Communications Lanka Limited
4	S&A Internet Services Pvt Ltd.
5	Tata Communications Payment Solutions Limited
6	VSNL SNO SPV Pte Ltd
7	Tata Communications (America) Inc.
8	Tata Communications (Australia) Pty Limited
9	Tata Communications Services (International) Pte. Ltd.
10	Tata Communications (Taiwan) Limited
11	Bit Gravity Inc.
12	Neotel Pty Ltd
13	SEPCO Communications Pty Ltd.
14	Tata Communications (Belguim) SPRL
15	Tata Communications (Bermuda) Limited
16	Tata Communications Services (Bermuda) Limited
17	Tata Communications (Canada) ULC
18	Tata Communications (France) SAS
10	Tata Communications Deutschland GmbH
20	Tata Communications (Guam) LLC
21	Tata Communications (Hong kong) Limited
22	Tata Communications (Hungary) LLC
23	Tata Communications (Ireland) Limited
24	Tata Communications (Italy) Srl
25	Tata Communications (Japan) KK
26	ITXC IP Holdings Sarl
27	Tata Communications (Netherlands) B.V.
28	Tata Communications (Nordic) AS
29	Tata Communications (Poland) Spz oo
30	Tata Communications (Portugal) Unipessoal LDA
31	Tata Communications (Portugal) Instalacao E Manutencao De Redes LDA
33	Tata Communications (Puerto Rico) Inc.
32	Tata Communications (Russia) LLC
33	Tata Communications (Spain) S.L
34	Tata Communications (Sweden) AB
35	Tata Communications (Switzerland) GmbH
36	Tata Communications (UK) Limited
37	Tata Communications (Middle East) FZ-LLC
38	TCPoP Communication GmbH
40	Neotel Business Support Services (Pty) Ltd
41	Tata Communications (Malaysia) Sdn. Bhd.
42	TCNL 1 B.V.
43	TCNL 2 B.V.
44	Tata Communications (New Zealand) Limited

List of Joint Venture:

1	United Telecom Limited

List of Joint Associate:

1	Number Portability Company (Pty) Ltd